UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 8-K

CURRENT REPORT

PURSUANT TO SECTION 13 OR 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934

Date of report (Date of earliest event reported): December 24, 2014

NETSCOUT SYSTEMS, INC.

(Exact name of registrant as specified in its charter)

Delaware

(State or other jurisdiction

of incorporation)

000-26251	04-2837575
(Commission File Number)	(IRS Employer Identification No.)

310 Littleton Road Westford, Massachusetts	01886
(Address of principal executive offices)	(Zip Code)

(978) 614-4000

(Registrant’s telephone number, including area code)

Not Applicable

(Former Name or Former Address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 8.01.	Other Events.

On December 24, 2014, NetScout Systems, Inc. received a request for additional information (“second request”) from the Department of Justice (“DOJ”) in connection with NetScout’s proposed acquisition of Danaher Corporation’s Communications business. The second request was issued under notification requirements of the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (“HSR Act”).

The effect of the second request is to extend the waiting period imposed by the HSR Act until 30 days after both NetScout and Danaher have substantially complied with the request, unless that period is extended voluntarily by the parties or terminated sooner by the DOJ. NetScout will continue to cooperate fully with the DOJ.

The transaction remains on schedule to close in the summer of 2015, which is the first half of NetScout’s fiscal year 2016. In addition to regulatory approval, the completion of the transaction is also subject to approval by NetScout shareholders, and other customary closing conditions, as well as the receipt by Danaher of a ruling by the U.S. Internal Revenue Service and an opinion of counsel regarding certain tax matters.

Cautionary Statement on Forward-Looking Statements

Forward-looking statements in this communication are made pursuant to the safe harbor provisions of Section 21E of the Securities Exchange Act of 1934 and other federal securities laws. Investors are cautioned that statements in this communication, which are not strictly historical statements, including without limitation, the statements that the proposed transaction will close during the first half of 2015, constitute forward-looking statements which involve risks and uncertainties. Actual results could differ materially from the forward-looking statements due to known and unknown risk, uncertainties, assumptions and other factors. Such factors include the failure to obtain, delays in obtaining or adverse conditions related to obtaining shareholder or regulatory approvals and the anticipated tax treatment of the transaction and related transactions. For a more detailed description of the risk factors associated with the Company, please refer to the Company’s Annual Report on Form 10-K for the fiscal year ended March 31, 2014 on file with the Securities and Exchange Commission. NetScout assumes no obligation to update any forward-looking information contained in this communication or with respect to the announcements described herein.

Additional Information and Where to Find It

NetScout has filed a Preliminary Proxy Statement on Schedule 14A (the “Proxy Statement”) and a Registration Statement on Form S-4 containing a prospectus of NetScout (the “Prospectus”) and other documents concerning the Proposed Transaction with the Securities and Exchange Commission (“SEC”). Investors are urged to read the proxy statement and prospectus when they become available and other relevant documents filed with the SEC because they will contain important information. Security holders may obtain free copies of the proxy statement and prospectus (when they are available) and other documents filed by NetScout with the SEC at the SEC’s website at www.sec.gov. The proxy statement and the prospectus and other documents may also be obtained for free by contacting Andrew Kramer, Vice President of Investor Relations, by telephone at 978-614-4000, by email at ir@netscout.com, or by mail at Investor Relations, NetScout Systems, Inc., 310 Littleton Road, Westford, MA 01886.

This communication is not a solicitation of a proxy from any security holder of NetScout. However, NetScout, Danaher and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from NetScout’s stockholders in connection with the proposed transaction. Information about NetScout’s directors and executive officers and their beneficial ownership of NetScout’s common stock may be found in its definitive proxy statement relating to its 2014 Annual Meeting of Shareholders filed with the SEC on July 24, 2014. This document can be obtained free of charge from the SEC website at www.sec.gov.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

NETSCOUT SYSTEMS, INC.

By:	/s/ Jean Bua
Jean Bua
Chief Financial Officer

Date:	December 24, 2014